Jason Aiken

Senior Vice President & CFO

February 9, 2022

Wei Lu

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	General Dynamics Corporation

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 9, 2021

File No. 001-03671

Dear Ms. Lu:

On behalf of General Dynamics Corporation, please note our responses below to comments addressed in your letter dated January 19, 2021.

SEC Comment:

1.

We note the description of your risk-management program provided with your response to prior comment 3. Please tell us about the indirect consequences of climate-related regulation or business trends identified as part of your risk assessment, such as those noted in comment 3 in our letter dated September 21, 2021, and further explain how management determined that they are not material.

General Dynamics’ Response:

As we stated in our previous responses, General Dynamics employs processes designed to identify and manage risks to our business, whether caused by or related to climate or non-climate factors. Risk management is integral to our business planning process and, therefore, would include the identification of risks that could lead to significant potential decreased demand for our existing products and services, increased demand for competing products and services, increased competition to develop innovative products, and reputational risks associated with ongoing and planned operations. Business planning and risk management are not only central to the management of our business, they are also essential to our ability to comply with our reporting obligations as a public company by supporting our disclosure controls and procedures (“DC&P”). Below we summarize in more detail our business planning process and risk management program, and our DC&P.

Business Planning and Risk Management

Annually, our management team develops business plans that include strategic, operational and financial plans and goals. As part of this process, we focus on identifying, monitoring, planning for, responding to, and internally communicating short-term and longer-term trends, risks and opportunities—including those that arise from exogenous events and conditions such as climate-related regulation, expenses and liabilities; changes in demand patterns and competition driven by

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climate change; and climate-related reputational risks (broadly referred to below as “climate trends and risks”)—potentially affecting our operations and performance with reference to such factors as:

•	product demand and pricing,

•	raw material and component availability and pricing,

•	sub-contractor costs and performance,

•	supply chain,

•	labor cost and labor relations, and

•	capital assets.

Management is evaluated and compensated largely based upon our performance against our business plans, thereby providing accountability for these risk-identification and mitigation responsibilities.

Any potentially material risks, opportunities, trends or uncertainties, including climate trends and risks, can significantly impact our business plans relating to such matters as capital expenditures; product strategy and research and development; planning and budgeting for contingency plans and other mitigation strategies; and decisions to invest in risk-shifting vehicles such as insurance. Therefore, to the extent that climate trends and risks were potentially material to our business, our business plans would necessarily address the impact of such trends and risks on such matters as product portfolio and pricing, research and development, and capital expenditures.

General Dynamics recognizes that even the best business planning process cannot identify, in advance, all trends and factors that may ultimately significantly affect the operational and financial success of our business. In addition to the annual business planning process, our businesses regularly report to and communicate with senior management regarding their operations and performance, through ongoing conversations with senior management, regular internal reporting and business reviews. In the potential instance where a risk that was not identified and communicated to senior management through our risk mitigation and business planning process begins to impact financial or operational performance, we would expect that our regular reports and reviews would begin to reveal this impact. For instance, as noted in response to comment 3 below, risks relating to severe weather may be identified as a part of our risk management and business planning process, but in any case, would tend to manifest early on as we monitor financial indicators such as increased losses due to storm damages that would become apparent to our management. Similarly, regulatory risks that become more heightened would be expected to reveal themselves in increased compliance costs or legal expenses, regulatory actions or increased litigation. Changes in demand patterns as an indirect consequence of climate change would start to result in deteriorating orders and sales, and changes in competition would start to result in lower win rates on contract bids. Any of these developments, if significant, would prompt our management to focus on the need to identify underlying causes in order to ensure that they are appropriately taken into consideration in our business planning and risk management program.

DC&P

General Dynamics has established DC&P designed to ensure that information required to be disclosed in reports that we file with the SEC, including matters required to be disclosed pursuant to Items 105 (Risk Factors) and Item 303 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of Regulation S-K, in our annual reports on Form 10-K, our quarterly reports on Form 10-Q, and other relevant filings, is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms. Among other things, our DC&P are designed to ensure that potentially material risks, opportunities, known uncertainties, trends and similar information—including with respect to climate trends and risks—are accumulated and communicated to our senior management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Specifically, our DC&P process includes:

•	regular inquiries to, and required data reporting from, operational and functional staff throughout the organization;

•

regular and ad hoc meetings and other communications between the functional staff that support Disclosure Committee members and functional staff that support operations (such as legal, accounting, financial reporting, and financial planning and analysis);

•

regular and ad hoc communications between Disclosure Committee personnel, senior management and operational leaders to discuss potentially material risks, developments, and trends and their potential impact on our business; and

•

review of our SEC disclosures, including business, MD&A, legal and regulatory, and risk factor disclosures by our senior management team, who are also part of the business planning and risk management processes.

As noted above, the internal communication of information that is vital to our risk management and business planning process also ensures that significant information with respect to climate risks and trends is known by or brought to the attention of General Dynamics personnel with responsibility for preparing our SEC disclosures through our DC&P. As with all risks escalated through these operational and other processes, management assesses the materiality of climate trends and risks in order to ensure that we comply with our reporting obligations as a public company.

Through the processes described above, we have not identified material indirect consequences of climate-related regulation or business trends, as stated in our October 5, 2021, letter. That said, in light of the expected continuing development of climate-related regulation, we included the following disclosure in our annual report on Form 10-K for the year ended December 31, 2021, under the heading “Risk Factors.”

Increased regulation related to global climate change could negatively affect our business. Increased public awareness and concern regarding global climate change may result in state, federal or international requirements to reduce or mitigate global warming, such as the imposition of carbon pricing mechanisms or stricter limits on greenhouse gas emissions. If environmental or climate-change laws or regulations are adopted or changed that impose significant new costs, operational restrictions or compliance requirements upon our business or our products, they could increase our capital expenditures, reduce our margins and adversely affect our financial position.

SEC Comment:

2.

Your response to prior comment 5 states you have not incurred any material costs arising from weather-related damages to property or operations in recent years. Please provide us with quantitative information to support this statement.

General Dynamics’ Response:

We believe our insurance claim data provides an appropriate quantitative measure of weather-related damages. Therefore, in order to respond to this comment, we reviewed a trailing 10-year history of weather-related loss events that were reported to our risk management group, which maintains data regarding claims under applicable insurance policies. Eight such events were reported during this period, of which two events resulted in claims under our policies. Those two losses were valued at $1.1 million (2012) and $10.3 million (2018). In the other six events, we did not measure the exact amount of loss because the loss value was determined to be below our deductible (generally $1 million, and $5 million in one instance). Given our 2021 revenues of $38.5 billion, operating costs and expenses of $34.3 billion, net earnings of $3.3 billion, and period-end total assets of $50.1 billion and shareholders’ equity of $17.6 billion, even if aggregated we do not consider these amounts quantitatively material to General Dynamics’ financial position or results of operations.

SEC Comment:

3.

We note from your response to comment 5 that business units potentially affected by severe weather events address and mitigate the risk through your corporate risk management process. As certain sites appear to be vulnerable to severe weather events, explain further how you considered providing disclosure of material risks of, or consequences from, such events.

General Dynamics’ Response:

Please see our response to comment 1 above, in which we provide an overview of the process by which we identify significant risks and how the identification of these risks is reviewed and evaluated to inform the disclosure decisions that we make in accordance with our DC&P. Although certain of our sites are likely more vulnerable than others to severe weather events based on geographic location, as illustrated by our response to comment 2 above, we have not to date experienced material losses as a result of these vulnerabilities and currently we do not forecast such material losses.

To take an example, as noted in our response to prior comment 5, our Gulfstream business has contemplated severe weather events for many years at its Savannah, GA, site. After considering various mitigation strategies, Gulfstream has put specific procedures and business continuity plans in place to mitigate the risks to our staff, facilities and operations. Gulfstream has a well-rehearsed hurricane planning and response plan in Savannah that it implements when a specific storm’s path is expected to come through or near the Savannah area. Over the 10-year period since 2011, Gulfstream has implemented its hurricane response plan six times.    As evidenced by our response to comment 2, Gulfstream has not incurred material property damage from such events.

If in the future we determine through our business planning, risk management and DC&P processes that the risks presented by severe weather events cannot be adequately mitigated or that the costs of mitigation would be significant, we would expect to take these determinations into account in preparing our disclosures.

* * * * *

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

/s/ Jason W. Aiken

Jason W. Aiken

Senior Vice President and Chief Financial Officer

cc:	Ethan Horowitz

Accounting Branch Chief,

U.S. Securities and Exchange Commission,

Division of Corporation Finance